UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

WisdomTree Investments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

97717P104

(CUSIP Number)

GRAHAM TUCKWELL

ETFS Capital Limited

Ordnance House, 31 Pier Road

St. Helier, Jersey

JE2 4XW

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

ETFS Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JERSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

OO

(1) Excludes Shares (as defined below) issuable upon conversion of 14,750 shares of Series A Preferred Stock (as defined in Item 3).

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CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

GRAHAM TUCKWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

IN

(1) Excludes Shares issuable upon conversion of 14,750 Series A Preferred Stock.

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CUSIP No. 97717P104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of WisdomTree Investments, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 230 Park Avenue, 3rd Floor West, New York, NY 10169.

Item 2.	Identity and Background.

(a)       This statement is filed by ETFS Capital Limited, a Jersey company (“ETFS”), with respect to the Shares directly and beneficially owned by it; and Graham Tuckwell, as the Chairman of the Board of Directors and controlling shareholder of ETFS.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of ETFS is Ordnance House, 31 Pier Road, St. Helier, Jersey JE2 4XW. The address of the principal office of Mr. Tuckwell is 43 Mary St., Hawthorn VIC 3122, Australia.

(c)       The principal business of ETFS is serving as an investment company. Mr. Tuckwell is the Chairman of the Board of Directors and controlling shareholder of ETFS.

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Tuckwell is a citizen of Australia.

Item 3.	Source and Amount of Funds or Other Consideration.

The 15,250,000 Shares and 14,750 Series A Preferred Stock beneficially owned by the Reporting Persons were acquired on April 11, 2018 pursuant to the Share Sale Agreement, dated as of November 13, 2017 (the “Share Sale Agreement”), by and among the Issuer, WisdomTree International Holdings Ltd, a wholly-owned subsidiary of the Issuer, and ETFS. Pursuant to the Share Sale Agreement, the Issuer acquired certain assets of ETFS for a purchase price consisting of (i) $253 million in cash, (ii) 15,250,000 Shares and (iii) 14,750 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), which are convertible into an aggregate of 14,750,000 Shares, subject to certain restrictions.

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CUSIP No. 97717P104

Item 4.	Purpose of Transaction.

ETFS was formerly known as ETF Securities Limited. It was founded in 2004 by Graham Tuckwell, who pioneered the world-wide launch of gold ETFs, and by 2011 had grown to become one of the largest ETF firms in Europe, with AUM of $32 billion. In November 2017, ETFS agreed to sell its European exchange-traded commodity, currency and short-and-leveraged business to the Issuer (the “European Business Transaction”) in exchange for $253 million of cash and stock consideration of 30 million shares of the Issuer, and ETFS became by a significant amount the largest stockholder of the Issuer. The transaction closed in April 2018.

As part of the acquisition terms, the Reporting Persons agreed to enter into the Investor Rights Agreement (as defined and described in Item 6), which the Issuer required to include a lengthy three-year standstill period, thereby preventing the Reporting Persons from seeking any substantive changes with respect to the Issuer without the approval of its Board of Directors (the “Board”).

During the time since the European Business Transaction was completed in early 2018, Mr. Tuckwell has been closely monitoring developments at the Issuer and has grown increasingly concerned by the prolonged underperformance of the Issuer under the watch of CEO Jonathan Steinberg and certain long-tenured members of the Board. With the standstill period having expired in April 2021, the Reporting Persons have recently engaged in discussions with the Issuer in furtherance of seeking changes to the composition of the Board and management of the Issuer, including the appointment of Mr. Tuckwell to the Board. The Reporting Persons are concerned that the staggered structure of the Board, together with the long-tenure of certain directors, have resulted in a boardroom that lacks accountability and appropriate oversight of management. The Reporting Persons are disappointed that the Issuer has been unwilling to date to work constructively with the Reporting Persons in furtherance of the appointment of Mr. Tuckwell to the Board.

The Reporting Persons are perplexed by the Board’s dismissiveness towards the legitimate concerns of its largest stakeholder, especially given the Issuer’s clear acknowledgement of Mr. Tuckwell’s deep expertise in the ETF space. In connection with the announcement of the European Business Transaction, Mr. Steinberg stated, “We have long held Graham Tuckwell and the business he and his team have built in extremely high regard….Like WisdomTree, ETF Securities was started from scratch and has had to compete and win at the highest levels of asset management…Graham is one of the true pioneers of the ETF industry as the first to establish an exchange-traded gold exposure on a global basis as well as in Europe…Our shared entrepreneurial spirit should not be underrated in the development of this transaction or in the confidence we both have in our combined company moving forward.”

The Reporting Persons intend to continue to attempt to work constructively with the Issuer to arrive at a solution that puts the Issuer in the best position to unlock value for the benefit of all stockholders. In light of upcoming key deadlines and decisions for the Issuer’s 2022 Annual Meeting of Stockholders, ETFS and Mr. Tuckwell must reserve their rights to take their case for Board representation directly to the Issuer’s stockholders.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, operational and/or strategic matters, sale transactions, and plans. The Reporting Persons intend to communicate with the Issuer's management and Board about the foregoing and to communicate with other shareholders or third parties regarding the Issuer. The Reporting Persons may change their intentions with respect to any and all matters referred to in this item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

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CUSIP No. 97717P104

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and the provisions of any applicable agreements between the Reporting Persons and the Issuer, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, but subject to the foregoing and applicable law, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), management composition, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 145,133,066 Shares outstanding, as of October 26, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

As of the close of business on January 24, 2022, the Reporting Persons held 14,750 shares of Series A Preferred Stock, convertible into an aggregate of 14,750,000 Shares. The Series A Preferred Stock may not be converted into Shares if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) Exchange Act, more than 9.99% of the Issuer’s then outstanding Shares (the “Beneficial Ownership Limitation”). As of the close of business on January 24, 2022, the Beneficial Ownership Limitation limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 0 out of the 14,750,000 Shares underlying the Series A Preferred Stock held by the Reporting Persons.

A.	ETFS
(a)	As of the close of business on January 24, 2022, ETFS directly beneficially owned 15,250,000 Shares.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,250,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,250,000
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CUSIP No. 97717P104

(c)	ETFS has not entered into any transactions in the Issuer’s securities during the past sixty days.
B.	Mr. Tuckwell
(a)	Mr. Tuckwell, as the controlling shareholder of ETFS, may be deemed the beneficial owner of the 15,250,000 Shares directly beneficially owned by ETFS.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,250,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,250,000
(c)	Mr. Tuckwell has not entered into any transactions in the Issuer’s securities during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 24, 2022, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 11, 2018, ETFS entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer, Jonathan Steinberg, Michael Steinhardt and the Judy and Michael Steinhardt Foundation. The full text of the investor rights agreement is set forth in Exhibit 99.2, which is attached hereto and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated January 24, 2022.
99.2	Investor Rights Agreement, dated as of April 11, 2018 (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 13, 2018).
99.3	Power of Attorney, dated January 24, 2022.
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CUSIP No. 97717P104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2022

ETFS Capital Limited

By:	/s/ Graham Tuckwell
	Name:	Graham Tuckwell
	Title:	Chairman

/s/ Graham Tuckwell
Graham Tuckwell

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